SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

Amendment No. 4

TALEN ENERGY CORPORATION

(Name of the Issuer)

Talen Energy Corporation	Carlyle/Riverstone Global Energy and Power Fund III, L.P.
RPH Parent LLC	Carlyle/Riverstone Energy Partners III, L.P.
CRJ Parent LLC	C/R Energy GP III, LLC
SPH Parent LLC	Riverstone V Raven Holdings, L.P.
Raven Power Holdings LLC	Riverstone Energy Partners V, L.P.
C/R Energy Jade, LLC	Riverstone Energy GP V, LLC
Sapphire Power Holdings LLC	Riverstone Energy GP V Corp.
R/C Sapphire Power IP, L.P.	Pierre F. Lapeyre, Jr.
Riverstone/Carlyle Energy Partners II, L.P.	David M. Leuschen
R/C Renewable Energy GP II, LLC	Riverstone Holdings LLC

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87422J105

(CUSIP Number of Class of Securities)

TALEN ENERGY CORPORATION	c/o RIVERSTONE HOLDINGS LLC	c/o EXTOL ENERGY LLC
835 Hamilton Street, Suite 150	712 Fifth Avenue, 36th Floor	2901 Via Fortuna Drive,
Allentown, PA 18101	New York, NY 10019	Building 6, Suite 650
(888) 211-6011	(212) 993-0076	Austin, TX 78746
Attn: Thomas Douglass	Attn: General Counsel	(512) 314-8600
Attn: General Counsel

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Kirkland & Ellis LLP	Wachtell, Lipton, Rosen & Katz	Vinson & Elkins LLP
601 Lexington Avenue	51 West 52nd Street	1001 Fannin Street, Suite 2500
New York, NY 10022	New York, NY 10019	Houston, TX 77002
(212) 446-4800	(212) 403-1000	(713) 758-2222
Attn: Andrew Calder	Attn: Igor Kirman	Attn: Trina Chandler
Sarkis Jebejian	Edward J. Lee	E. Ramey Layne
David Beller

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$1,840,024,356.20	$185,290.45**

*	Calculated solely for the purpose of determining the filing fee. The transaction valuation was calculated as the sum of (a) 128,526,720 shares of common stock multiplied by the merger consideration of $14.00 per share, (b) 1,925,217 shares of common stock issuable upon settlement of restricted stock units multiplied by the merger consideration of $14.00 per share, (c) $196,250 (the amount of equity-based compensation that may be issued prior to the closing of the merger), (d) 876,069 shares of common stock issuable upon settlement of performance units multiplied by the merger consideration of $14.00 per share (assuming the target achievement of the performance goals applicable to such award, and assuming the satisfaction of all other conditions to such delivery) and (e) 88,287.30 shares of common stock issuable upon settlement of director stock units multiplied by the merger consideration of $14.00 per share.

**	In accordance with Exchange Act Rule 0-11(c)(1), the filing fee was calculated by multiplying 0.0001007 by the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $185,290.45	Filing Party: Talen Energy Corporation

Form or Registration No.: Schedule 14A	Date Filed: July 1, 2016

Introduction

This Amendment No. 4 to Transaction Statement on Schedule 13E-3 (the “Final Amendment”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Talen Energy Corporation (“Talen Energy”); (ii) RPH Parent LLC; (iii) CRJ Parent LLC; (iv) SPH Parent LLC (together with RPH Parent LLC and CRJ Parent LLC, “Parent” and together with Merger Sub and the Sponsor Entities (each as defined below), the “Parent Group”); (v) Raven Power Holdings LLC; (vi) C/R Energy Jade, LLC; (vii) Sapphire Power Holdings LLC (together with Raven Power Holdings LLC and C/R Energy Jade, LLC, the “Sponsor Entities”); (viii) R/C Sapphire Power IP, L.P.; (ix) Riverstone Carlyle Energy Partners II, L.P.; (x) R/C Renewable Energy GP II, LLC; (xi) Carlyle/Riverstone Global Energy and Power Fund III, L.P; (xii) Carlyle/Riverstone Energy Partners III, L.P.; (xiii) C/R Energy GP III, LLC; (xiv) Riverstone V Raven Holdings, L.P.; (xv) Riverstone Energy Partners V, L.P.; (xvi) Riverstone Energy GP V, LLC; (xvii) Riverstone Energy GP V Corp.; (xviii) Pierre F. Lapeyre, Jr.; (xix) David M. Leuschen; and (xx) Riverstone Holdings LLC; (each of (i) through (xx) a “Filing Person”). Pursuant to the Merger described herein, RJS Merger Sub Inc. (“Merger Sub”) ceased to exist, and therefore, is no longer a Filing Person.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 2, 2016 (the “Merger Agreement”) by and among Talen Energy, Parent and Merger Sub, pursuant to which, on December 6, 2016 (the “Closing Date”), (i) Merger Sub was merged with and into Talen Energy (the “Merger”), with Talen Energy continuing as the surviving corporation in the Merger, and (ii) each share of Talen Energy’s common stock, par value $0.001 per share (the “Common Stock”) was cancelled and converted into the right to receive $14.00 in cash, less any applicable withholding tax (the “Merger Consideration”), other than shares of Common Stock held by the Sponsor Entities that were converted into shares of common stock of the surviving corporation upon completion of the Merger (the “Excluded Talen Shares”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

Item 10. Sources and Amounts of Funds or Other Consideration

Regulation M-A Item 1007 – Item 10(a)-(d) is hereby amended and supplemented as follows:

On the Closing Date, Talen Energy Supply, LLC (the “Borrower”) entered into a senior secured term loan B credit agreement (the “Term Loan B Credit Agreement”) with the various lenders party thereto and Goldman Sachs Bank USA, as administrative agent (the “Agent”). The Term Loan B Credit Agreement is a senior secured facility that will rank pari-passu with the existing first lien revolving credit facility of Talen Energy Supply, LLC (the “Talen Energy Supply RCF”).

The Term Loan B Credit Agreement provides for a $600 million facility consisting of term loans, which were drawn on the Closing Date and are scheduled to mature seven years from the Closing Date. The term loans under the Term Loan B Credit Agreement will amortize in equal quarterly installments of 0.25% of the original principal amount, with the balance payable on the final maturity date.

The Borrower may elect that the loans under the Term Loan B Credit Agreement bear interest at a rate per annum equal to a margin over either (a) a base rate, determined by reference to the highest of (1) the Agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1.00% and (3) the LIBOR for a one-month interest period plus 1.00% or (b) a LIBOR, subject to a 1.00% floor, determined by reference to the Reuters LIBOR for the interest period relevant to such borrowing. The margin for the Term Loan B Credit Agreement is 4.00% for base rate loans and 5.00% for LIBOR loans.

The Borrower will have the ability to voluntarily repay the outstanding loans under the Term Loan B Credit Agreement upon terms usual and customary for facilities of this type, provided that in the case of optional prepayments in connection with a refinancing or an amendment resulting in a lower effective yield for the first twelve months (other than any such transaction in connection with a change of control or certain other extraordinary sale and acquisition transactions), there shall be a 1.00% prepayment premium. Subject to certain customary exceptions, the Term Loan B Credit Agreement is subject to mandatory prepayments in amounts equal to: (a) 100% of the net cash proceeds from any non-ordinary course sale or other disposition of assets (including as a result of casualty or condemnation) subject to customary reinvestment provisions and certain other exceptions; (b) 100% of the net cash proceeds from incurrences of non-permitted debt; and (c) beginning with the fiscal year ending 2017, a customary annual excess cash flow sweep, starting at 50% of annual excess cash flow (with step-downs to 25% and 0% based upon achievement of specified senior secured leverage ratios).

The Term Loan B Credit Agreement contains covenants, events of default and other terms and provisions that are based on and generally consistent with the Talen Energy Supply RCF, with modifications to reflect the term loan facility structure and other changes to the negative covenants and certain other terms that were agreed with the lenders. Unlike the Talen Energy Supply RCF, the Term Loan B Credit Agreement does not include any financial maintenance covenants.

The obligations under the Term Loan B Credit Agreement are guaranteed by the same subsidiary guarantors that support, and secured by the same security interests that secure, the Talen Energy Supply RCF. The Term Loan B Credit Agreement also provides a negative pledge with respect to Sapphire Power Generation Holdings, LLC.

Item 15. Additional Information

Regulation M-A Item 1011 – Item 15(b) is hereby amended and supplemented as follows:

On the Closing Date, pursuant to the Merger Agreement, Merger Sub was merged with and into Talen Energy, with Talen Energy continuing as the surviving corporation in the Merger. As a result of the Merger, Talen Energy is privately owned by the Sponsor Entities, and Merger Sub ceased to exist. At the effective time of the Merger on the Closing Date, each share of Common Stock, other than the Excluded Talen Shares, was cancelled and converted into the right to receive the Merger Consideration.

Additionally, in connection with the closing of the Merger, Talen Energy notified the New York Stock Exchange (“NYSE”) on December 6, 2016 that the certificate of merger had been filed with the Secretary of State of the State of Delaware and that, at the effective time of the Merger, each share of Common Stock other than the Excluded Talen Shares was cancelled and converted into the right to receive the Merger Consideration. In addition, Talen Energy requested that the NYSE delist the Common Stock at the open of business on December 6, 2016, and, as a result, trading of Common Stock on the NYSE was suspended as of the open of business on December 6, 2016. Talen Energy also requested that the NYSE file a notification of removal from listing and registration on Form 25 with the SEC to effect the delisting of the Common Stock from the NYSE and the deregistration of the Common Stock under Section 12(b) of the Exchange Act. The NYSE filed such notice on the Closing Date. Talen Energy intends to file with the SEC a Form 15 requesting the termination of registration of the Common Stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Exchange Act.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 8, 2016

TALEN ENERGY CORPORATION

By:	/s/ Ralph Alexander
	Name:	Ralph Alexander
	Title:	President and Chief Executive Officer

[Signature Page to Transaction Statement on Schedule 13E-3]

RPH PARENT LLC			SPH PARENT LLC

By:	/s/ Carl L. Williams		By:	/s/ Carl L. Williams
	Name:	Carl L. Williams		Name:	Carl L. Williams
	Title:	Director		Title:	Director

CRJ PARENT LLC			C/R ENERGY JADE, LLC

By:	/s/ Carl L. Williams		By:	/s/ Carl L. Williams
	Name:	Carl L. Williams		Name:	Carl L. Williams
	Title:	Director		Title:	Director

RAVEN POWER HOLDINGS LLC			SAPPHIRE POWER HOLDINGS LLC

By:	/s/ Carl L. Williams		By:	/s/ Carl L. Williams
	Name:	Carl L. Williams		Name:	Carl L. Williams
	Title:	Director		Title:	Director

[Signature Page to Transaction Statement on Schedule 13E-3]

R/C SAPPHIRE POWER IP, L.P.

By and on behalf of: RIVERSTONE/CARLYLE ENERGY PARTNERS II, L.P.
its general partner

By:	R/C RENEWABLE ENERGY GP II, LLC
its general partner

By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Member

CARLYLE/RIVERSTONE GLOBAL ENERGY AND POWER FUND III, L.P.

By and on behalf of: CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P., its general partner

By:	C/R ENERGY GP III, LLC,
its general partner

By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Manager

RIVERSTONE V RAVEN HOLDINGS, L.P.

By and on behalf of: RIVERSTONE ENERGY PARTNERS V, L.P.
its general partner

By:	RIVERSTONE ENERGY GP V, LLC
its general partner

By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Manager

[Signature Page to Transaction Statement on Schedule 13E-3]

RIVERSTONE/CARLYLE ENERGY PARTNERS II, L.P.		R/C RENEWABLE ENERGY GP II, LLC

By:	R/C RENEWABLE ENERGY GP II, LLC	By:	/s/ Pierre F. Lapeyre, Jr.
	its general partner		Name: Pierre F. Lapeyre, Jr.
By:	/s/ Pierre F. Lapeyre, Jr.		Title: Member
Name: Pierre F. Lapeyre, Jr.
Title: Member

CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P.		C/R ENERGY GP III, LLC

By:	C/R ENERGY GP III, LLC	By:	/s/ Pierre F. Lapeyre, Jr.
	its general partner		Name: Pierre F. Lapeyre, Jr.
By:	/s/ Pierre F. Lapeyre, Jr.		Title: Member
Name: Pierre F. Lapeyre, Jr.
Title: Member

RIVERSTONE ENERGY PARTNERS V, L.P.		RIVERSTONE ENERGY GP V, LLC

By:	RIVERSTONE ENERGY V GP, LLC	By:	/s/ Pierre F. Lapeyre, Jr.
	its general partner		Name: Pierre F. Lapeyre, Jr.
By:	/s/ Pierre F. Lapeyre, Jr.		Title: Member
Name: Pierre F. Lapeyre, Jr.
Title: Member

RIVERSTONE ENERGY GP V, CORP.		RIVERSTONE HOLDINGS LLC

By:	/s/ Pierre F. Lapeyre, Jr.	By:	/s/ Pierre F. Lapeyre, Jr.
	Name: Pierre F. Lapeyre, Jr.		Name: Pierre F. Lapeyre, Jr.
	Title: Director		Title: Manager

PIERRE F. LAPEYRE, JR.

		By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: N/A

[Signature Page to Transaction Statement on Schedule 13E-3]

DAVID M. LEUSCHEN

By:	/s/ David M. Leuschen
Name: David M. Leuschen
Title: N/A

[Signature Page to Transaction Statement on Schedule 13E-3]